February 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:

Sauer Energy Inc. – Registration Statement on Form S-1/A, Registration No. 333-189275

Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sauer Energy, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its amendment Number 1 to Registration Statement on Form S-1 (File No. 333-189275), together with all exhibits thereto, initially filed on January 29, 2016 (the “Registration Statement”).

The reasons for the withdrawal of the amendment are: (i) because a wrong file number was associated with the amendment and (ii) because certain exhibits were filed as part of the amendment and not as separate documents.

.Please send copies of the written order granting withdrawal of the amendment to the Registration Statement to Dieter Sauer, Jr., President and CEO, at the address mentioned below, facsimile number (888) 829-8748, with a copy to Frank J. Hariton, Esq., 1065 Dobbs Ferry Road, White Plains, New York 10607, facsimile number (914) 693-2963.

If you have any questions with respect to this matter, please contact Frank J. Hariton, Esq. at (914) 674-4373.

Sincerely,

Sauer Energy Inc.

/s/Dieter Sauer

Dieter Sauer, Jr.

President and CEO

1620 Emerson Avenue         Oxnard, CA 93033-1845

+1 888.829.8748         info@SauerEnergy.com        www.SauerEnergy.com